SEC FILE NUMBER
000-26534

CUSIP NUMBER
927624106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Vion Pharmaceuticals, Inc.

Full Name of Registrant
Not applicable

Former Name if Applicable

4 Science Park

Address of Principal Execution Office (Street and Number)
New Haven, CT 06511

City, State and Zip Code
PART II
RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously disclosed, on December 17, 2009 (the “Petition Date”), Vion Pharmaceuticals, Inc. (hereafter “we” or “us”) filed a voluntary petition seeking relief pursuant to chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the United States Bankruptcy Court for the District of Delaware (the “Court”) (Case No. 09-14429) (CSS). On February 11, 2010 we filed with the Court a Chapter 11 Plan of Liquidation (“Plan”) and a related disclosure statement (“Disclosure Statement”). On March 1, 2010, the Court entered an order (i) approving the adequacy of information in our Disclosure Statement and (ii) approving our procedures for soliciting votes on the Plan and authorizing us to send the Disclosure Statement, the Plan and ballots to creditors entitled to vote on the Plan. The Plan, as currently filed, provides for no distribution to stockholders and cancellation of all shares of our common stock but one. The hearing on confirmation of the Plan is scheduled for April 6, 2010.
     The bankruptcy filing came at a time during which year-end audit procedures would normally be conducted. As a result of the increased burdens placed upon us, our limited financial resources, our negotiations with creditors and other bankruptcy related issues, we are unable to file our 2009 Form 10-K within the prescribed time period without unreasonable effort and expense, and, because of our impending liquidation, we do not intend to file our 2009 Form 10-K. We have been filing unaudited monthly operating reports with the Court for the months of December 2009 and January and February 2010, and we have been filing copies of such monthly reports on Form 8-K.
      We will, when the pending Plan becomes effective after approval by the Court, no longer be a public company, and we intend to file a Form 15 suspending our periodic reporting as a public company concurrently with the Plan becoming effective.
     This Notification of Late Filing on Form 12b-25 includes certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. For forward-looking statements herein, the Registrant claims all applicable protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and under other Federal securities laws. The Registrant assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Howard B. Johnson	203	314-5123
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Item (3) Explanation
      The Company does not intend to file an annual report on Form 10-K for the fiscal year ended December 31, 2009 due to its impending liquidation.
Vion Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2010	By:	/s/ Howard B. Johnson

Howard B. Johnson
President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).